

Mail Stop 3030

November 29, 2016

Via E-mail
Brett A. Sandercock
Chief Financial Officer
ResMed Inc.
9001 Spectrum Center Blvd.
San Diego, CA 92123

> **Re:** **ResMed Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 5, 2016**
> **File No. 001-15317**

Dear Mr. Sandercock:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. The second paragraph of the audit opinion refers to conducting audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Please amend your Form 10-K to include an audit report stating that the audits were conducted in accordance with the "standards of the Public Company Accounting Oversight Board (United States)" as required by AS 1.

Note 2. Summary of Significant Accounting Policies

b. Revenue Recognition, page F-7

2.   You disclose that you provide discounts, special pricing, sales rebates, and price-breaks and you record the costs of all such programs as an adjustment to revenue. Please tell us, and disclose in future filings, when you record these amounts. Refer to ASC 605-50-25-3 and 605-50-45-2. Please explain and quantify for us the extent to which you recognize the consideration given to your customers at the date at which the sales incentive is offered instead of the date on which you recognize revenue.

3.   Tell us the amounts recognized in your statements of operations for the incentive programs and their related classification for each period presented. Please refer to ASC 605-50-50-1 and confirm that you will disclose this information in future filings.

4.   Please tell us the extent to which you make estimates of the amount of your sales incentives. Refer to ASC 605-50-25-4, 25-7, 25-8, and 25-9.

Note 9. Accrued Expenses, page F-16

5.   Please describe to us the transactions that resulted in the liability on receivables sold with recourse. Tell us the circumstances under which you enter these transactions and how often you have done so in the reported periods.

Note 15. Segment Information, page F-23

6.   In your disclosure of revenues and long-lived assets by geographic area you aggregate North and Latin America. In future filings please separately disclose your revenues and long-lived assets attributed to your country of domicile. Also disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery